                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                  SYNAVANT INC.
                     ---------------------------------------
                            (Name of Subject Company)

                                  SYNAVANT INC.
                     ---------------------------------------
                        (Name of Person Filing Statement)

                     Common Stock, $0.01 par value per share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    87157A105
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Wayne P. Yetter
                                  SYNAVANT Inc.
                       3445 Peachtree Road, NE, Suite 1400
                             Atlanta, Georgia 30326
                                 (404) 841-4000
                    -----------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 WITH COPIES TO:

       Elizabeth O. Derrick, Esq.                 Vincent J. Napoleon, Esq.
  Womble Carlyle Sandridge & Rice, PLLC                 SYNAVANT Inc.
 1201 West Peachtree Street, Suite 3500      3445 Peachtree Road, NE, Suite 1400
         Atlanta, Georgia 30309                     Atlanta, Georgia 30326
             (404) 872-7000                             (404) 841-4000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

                                                     PRIVILEGED AND CONFIDENTIAL


May 9, 2003

Dear SYNAVANT colleague

I am writing to advise you of a further major development in our merger activities.

Today, Friday May 9, 2003 our Board of Directors approved unanimously a transaction for Dendrite International Inc. to acquire SYNAVANT at $2.83 per share in cash. This transaction supersedes Dendrite's offer of $2.50 per share announced on April 21, 2003 and also results in the termination of SYNAVANT's previous transaction to be acquired by Cegedim for $2.30 per share.

This means that when the transaction closes, SYNAVANT's entire business will be merged with Dendrite's. Dendrite is a public company quoted on Nasdaq (DRTE). It develops and delivers technology and data solutions that increase value in sales, marketing and clinical processes for pharmaceutical and other life science clients.

The transaction results from a process conducted by SYNAVANT to ensure that both Dendrite and Cegedim were afforded the opportunity to present their best and final offer to SYNAVANT prior to our Board's selection of a winning bidder.

The previous Cegedim transaction was announced on April 12, 2003 and Cegedim commenced its tender offer on April 18, 2003. As you are probably aware, on April 21, 2003 Dendrite announced publicly its desire to acquire SYNAVANT pursuant to a tender offer followed by a back-end merger, for $2.50 per share in cash. On the same day that it made its announcement, Dendrite commenced litigation against SYNAVANT generally alleging that SYNAVANT's Board of Directors failed to satisfy its fiduciary duties, among other things, in connection with the approval of the merger between SYNAVANT and Cegedim. Also on April 21, 2003, SYNAVANT's Board of Directors authorized SYNAVANT's management and representatives to conduct further discussions and negotiations with Dendrite and Cegedim to obtain the best transaction available for shareholders. That resulted in the process that culminated in our Board of Directors approving the transaction with Dendrite. We implemented this process to bring rapid closure to the uncertainty surrounding our future and to prevent further negative impact on our business and liquidity.

We also announced today that we have entered into a settlement agreement with Dendrite regarding the lawsuit Dendrite filed against SYNAVANT and its directors. All parties have agreed to suspend the Dendrite lawsuit and to terminate it upon closing of the transaction.

The benefits of merging the SYNAVANT business with Dendrite are broadly similar to those with Cegedim: the resulting business will have an enriched portfolio of information products, a greatly enhanced portfolio of Interactive Marketing and consulting offerings and a strong portfolio of CRM technology solutions and services that meet a wide range of customer needs in all geographies.


Sale of SYNAVANT business to Dendrite                Privileged and Confidential
Employee letter
Date                                                                           1
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                                                     PRIVILEGED AND CONFIDENTIAL





The combination of these businesses brings Dendrite enhanced service delivery capabilities for the US market, a stronger presence in Europe and the Pacific Rim, significant relationships with global pharmaceutical companies, a portfolio of Interactive Marketing offerings and a growing pipeline of additional service opportunities.

While there is some overlap between our CRM technology services and solutions activities in certain countries, especially in the US, Dendrite has been very impressed by the quality of our people, support services, facilities and operations. I would expect, therefore, that Dendrite will wish to integrate as many of these attributes as possible into its organization.

Between now and the closing we will work closely with Dendrite to prepare detailed plans for integrating our two organizations. As the transaction and our plans move forward we will keep you informed of our progress through email, SYNAVANT Global and verbal briefings from your manager. In the meantime, we have tried to address the general issues and concerns you may have in the attached Questions and Answers document. If you have further questions, please feel free to discuss these with your local senior manager or to email them to me via our transaction email box: SYNAVANT questions.

Further communications are being prepared this weekend to assist managers in employee briefings and to help our commercial people with customer briefings. We will strive to forward these to the appropriate people before Monday morning ET, May 12.

Sincerely

/s/ Wayne P. Yetter

WAYNE P. YETTER
Chairman and Chief Executive Officer


Attached: Questions and Answers document


A copy of the merger agreement and settlement agreement will be filed shortly via an 8-K Filing with the Securities and Exchange Commission (SEC). This letter is neither an offer to purchase nor a solicitation of an offer to sell securities of SYNAVANT Inc. Dendrite will file a tender offer statement on Schedule TO regarding the offer with the SEC. SYNAVANT will also be required to file a Solicitation/Recommendation Statement on Schedule 14D-9 regarding its response to the offer. Investors and shareholders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and shareholders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Dendrite and SYNAVANT at the SEC's web site at www.sec.gov. The tender offer documentation and such other documents may also be obtained free of charge from SYNAVANT by directing such request to SYNAVANT Inc., 3445 Peachtree Road NE, Suite 1400, Atlanta, Georgia 30326, Attention: Vincent J. Napoleon, Corporate Secretary.


Sale of SYNAVANT business to Dendrite                Privileged and Confidential
Employee letter
Date                                                                           2
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                                                     PRIVILEGED AND CONFIDENTIAL


                      SALE OF SYNAVANT BUSINESS TO DENDRITE

                          ANSWERS TO EMPLOYEE QUESTIONS
INDEX

1. Why has SYNAVANT's management decided to sell the entire SYNAVANT business to Dendrite rather than to Cegedim?

2.    How much will Dendrite pay for SYNAVANT's entire business?

3. How does this transaction affect the lawsuit filed against SYNAVANT by Dendrite?

4. Dendrite stated the following in its April 21, 2003 news release: "We are fully prepared to accept the same merger agreement as Cegedim, with minor modifications concerning employment and items not significant to the stockholders of SYNAVANT so that SYNAVANT stockholders can consider our $2.50 per share cash offer." Do these conditions still apply and, if so, how do they impact SYNAVANT employees?

5.    How do we know this is a fair price for SYNAVANT's entire business?

6. What happens to the previous Agreement signed with Cegedim for the sale of SYNAVANT's business?

7.    Will SYNAVANT remain a public company?

8.    Will the SYNAVANT name be retained by Dendrite?

9.    When is the transaction expected to close?

10.   What will happen between now and when the transaction closes?

11. Transition teams were established to manage the Cegedim transaction and meetings have been held in several countries. What happens to the information that was exchanged at those meetings?

12.   Will we establish transitions teams for the Dendrite transaction?

13.   What will the transition teams do?

14. In the US there is a large overlap between SYNAVANT's and Dendrite's CRM technology services and solutions activities. How many job losses will there be?

15. What will be the selection process by which employees are selected for positions in the new, merged organization?

16. When will I know whether I am offered a position in the Dendrite organization?

17. If I am offered a position in the Dendrite organization, what will happen to my employment contract?


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Q&A for Employees
May 9, 2003                                                                    1
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                                                     PRIVILEGED AND CONFIDENTIAL


18. If I am offered a position in the Dendrite organization, will I have to relocate?

19. Since a 401K plan is a standard SYNAVANT benefit in the US, what indications or commitment has Dendrite given to offer a 401K program to employees after the acquisition?

20. If I am offered a position in the Dendrite organization, will my salary and benefits package change?

21. If I am offered a position in the Dendrite organization, will my years' service carry over to Dendrite?

22.   What happens if I am not offered a position in the Dendrite organization?

23. If I am unhappy about an equivalent role that I am offered in Dendrite, can I choose to be laid-off?

24. SYNAVANT delayed its 2003 salary increases for six months. Will Dendrite honor these increases?

25. I hold SYNAVANT shares. What happens to my shares once the transaction is completed?

26. I hold SYNAVANT shares. I have already tendered them to the Cegedim offer dated April 18, 2003. What do I do now?

27. I hold SYNAVANT stock options. What happens to my stock options once the transaction is completed?

28.   Can I continue to trade in SYNAVANT stock?

29.   Will SYNAVANT's Senior Leadership Team transfer to Dendrite?

30. Will Dendrite continue to develop, market and sell all SYNAVANT's existing IM and CRM technology solutions and services?

31. Will the SYNAVANT CRM technology services team start selling Dendrite's technology and data products, especially in those countries where they have not yet gained traction?

32. Our technology competitors may try to erode customer confidence by claiming that it is impossible for Dendrite to continue to support so many different CRM technologies. How do we counter this?

33.   Are we still a services company?

34.   Will IMS Health still have access rights to Pharbase(SM)?

35. What will be Dendrite's strategy moving forward, as it relates to SYNAVANT's IM and CRM technology services and consulting businesses?


Sale of SYNAVANT business to Dendrite v2             Privileged and Confidential
Q&A for Employees
May 9, 2003                                                                    2
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                                                     PRIVILEGED AND CONFIDENTIAL


36.   How will customer communications be handled?

37.   What happens to our existing customer contracts?

38. How do we manage new customer proposals in the interim period before the transaction closes?

39. What happens to our existing alliances and partnerships with third party companies?

40.   Will our strategic alliance with Siebel Systems transfer to Dendrite?

41. What will happen to our existing Siebel customers if our strategic alliance does not transfer to Dendrite?

42. Will SYNAVANT's US organization continue to sell its CRM technology services to non-pharmaceutical companies?

43. What do I do if I receive a call from the media or other third parties (for example competitors, investors)?

44.   What do I do if I have a question that is not addressed in this document?


Sale of SYNAVANT business to Dendrite v2             Privileged and Confidential
Q&A for Employees
May 9, 2003                                                                    3
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                                                     PRIVILEGED AND CONFIDENTIAL


1. WHY HAS SYNAVANT'S MANAGEMENT DECIDED TO SELL THE ENTIRE SYNAVANT BUSINESS TO DENDRITE RATHER THAN TO CEGEDIM?

   The offer made by Dendrite of $2.83 per share represents a significant premium to our recent share price and better value for our shareholders than the recent offer from Cegedim of $2.30 per share. The strategic potential of the combination of SYNAVANT and Dendrite will also present opportunities for our customers and employees.


2. HOW MUCH WILL DENDRITE PAY FOR SYNAVANT'S ENTIRE BUSINESS?

   Dendrite will make an offer to SYNAVANT shareholders to tender their shares for $2.83 per share. Based on the number of SYNAVANT shares and the number of SYNAVANT stock options that are "in the money", the total value to be paid by Dendrite is approximately $45.1 million.


3. HOW DOES THIS TRANSACTION AFFECT THE LAWSUIT FILED AGAINST SYNAVANT BY DENDRITE?

   All parties have agreed to suspend the lawsuit and to terminate it upon closing of the transaction.


4. DENDRITE STATED THE FOLLOWING IN ITS APRIL 21, 2003 NEWS RELEASE: "WE ARE FULLY PREPARED TO ACCEPT THE SAME MERGER AGREEMENT AS CEGEDIM, WITH MINOR MODIFICATIONS CONCERNING EMPLOYMENT AND ITEMS NOT SIGNIFICANT TO THE STOCKHOLDERS OF SYNAVANT SO THAT SYNAVANT STOCKHOLDERS CAN CONSIDER OUR $2.50 PER SHARE CASH OFFER."
   DO THESE CONDITIONS STILL APPLY AND, IF SO, HOW DO THEY IMPACT SYNAVANT EMPLOYEES?

   No, these conditions do not apply in Dendrite's current offer.


5. HOW DO WE KNOW THIS IS A FAIR PRICE FOR SYNAVANT'S ENTIRE BUSINESS?

   An independent fairness opinion was provided to the Board of Directors to establish that this is a fair price. This analysis examines the profitability of SYNAVANT, comparisons with other similar transactions, recent share performance, etc.


6. WHAT HAPPENS TO THE PREVIOUS AGREEMENT SIGNED WITH CEGEDIM FOR THE SALE OF SYNAVANT'S BUSINESS?

   The prior Cegedim agreement has been terminated and is replaced by this new Dendrite agreement for the purchase of all of SYNAVANT by Dendrite.


7. WILL SYNAVANT REMAIN A PUBLIC COMPANY?


   SYNAVANT will no longer operate as a public company. It will become part of Dendrite, which is a public company quoted on the Nasdaq National Market.


Sale of SYNAVANT business to Dendrite v2             Privileged and Confidential
Q&A for Employees
May 9, 2003                                                                    4
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                                                     PRIVILEGED AND CONFIDENTIAL


8.  WILL THE SYNAVANT NAME BE RETAINED BY DENDRITE?

    It is expected that all operations will operate as Dendrite, however the specific naming will be decided by Dendrite.


9.  WHEN IS THE TRANSACTION EXPECTED TO CLOSE?

    The tender offer process is expected to be completed in June 2003.


10. WHAT WILL HAPPEN BETWEEN NOW AND WHEN THE TRANSACTION CLOSES?

    We will continue to serve our customers and continue our business development efforts. Transition teams will be established to ensure a smooth integration of SYNAVANT operations with Dendrite.


11. TRANSITION TEAMS WERE ESTABLISHED TO MANAGE THE CEGEDIM TRANSACTION AND MEETINGS HAVE BEEN HELD IN SEVERAL COUNTRIES. WHAT HAPPENS TO THE INFORMATION THAT WAS EXCHANGED AT THOSE MEETINGS?

    Initial integration planning meetings were held at the corporate level between SYNAVANT and Cegedim to agree high-level plans and associated action programs. In addition, initial country-level integration planning meetings were held with all SYNAVANT countries to learn more about SYNAVANT's activities in each country. However, no commercially sensitive information or information about individual future customer prospects and activities has been shared with Cegedim.

    Although, as part of the standard due-diligence process undertaken by any potential acquirer, Cegedim gained insight into our existing contracts and business performance, it was not privy to future pipeline opportunities, strategy, pricing or any other commercially sensitive information.


12. WILL WE ESTABLISH TRANSITIONS TEAMS FOR THE DENDRITE TRANSITION?

    Yes, we expect transition teams to be established comprising key managers from both SYNAVANT and Dendrite.


13. WHAT WILL THE TRANSITION TEAMS DO?

    The transition teams will develop plans for the most effective integration of the people, processes, solutions and technology infrastructure of our combined organizations.


14. IN THE US THERE IS A LARGE OVERLAP BETWEEN SYNAVANT'S AND DENDRITE'S CRM TECHNOLOGY SERVICES AND SOLUTIONS ACTIVITIES. HOW MANY JOB LOSSES WILL THERE BE?

    This is not known at this time. Dendrite has been very impressed by the quality of our people, support services, facilities and operations. We would expect, therefore, that Dendrite will wish to integrate as many of these attributes as possible into its organization. The transition teams will need to review the entire SYNAVANT/Dendrite structure, activities and performance before staffing recommendations may be made.


Sale of SYNAVANT business to Dendrite v2             Privileged and Confidential
Q&A for Employees
May 9, 2003                                                                    5
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                                                     PRIVILEGED AND CONFIDENTIAL


15. WHAT WILL BE THE SELECTION PROCESS BY WHICH EMPLOYEES ARE SELECTED FOR POSITIONS IN THE NEW, MERGED ORGANIZATION?

    A fair selection process will be determined by the appropriate transition team and communicated to employees.


16. WHEN WILL I KNOW WHETHER I AM OFFERED A POSITION IN THE DENDRITE
    ORGANIZATION?

    We will try to define the combined organizational structure over the next 1-2 months.


17. IF I AM OFFERED A POSITION IN THE DENDRITE ORGANIZATION, WHAT WILL HAPPEN TO MY EMPLOYMENT CONTRACT?

    All contracts - including short-term ones - will transfer to Dendrite at the time of execution.


18. IF I AM OFFERED A POSITION IN THE DENDRITE ORGANIZATION, WILL I HAVE TO RELOCATE?

    In some countries this is not expected to be required. In other countries some employees may be offered opportunities in the newly-integrated organization that might require relocation. We will try to confirm office locations with the next 1-2 months in those countries where multiple SYNAVANT/Dendrite offices exist currently.


19. SINCE A 401K PLAN IS A STANDARD SYNAVANT BENEFIT IN THE US, WHAT INDICATIONS OR COMMITMENT HAS DENDRITE GIVEN TO OFFER A 401K PROGRAM TO EMPLOYEES AFTER THE ACQUISITION?

    There is no specific reference to the US 401K plan in the SYNAVANT/Dendrite Merger Agreement. We believe Dendrite has an established 401K plan for its US employees, therefore we expect SYNAVANT employees will be given the opportunity to participate in Dendrite's 401K program and transfer their existing 401K account if they choose to do so. The appropriate transition team will confirm precise details in due course.


20. IF I AM OFFERED A POSITION IN THE DENDRITE ORGANIZATION, WILL MY SALARY AND BENEFITS PACKAGE CHANGE?

    In many countries, legislation dictates that after the transaction is completed, your overall compensation (including salary, bonus opportunity and benefits) will not be less than at present. In countries where protective legislation does not exist, Dendrite has agreed to honor all compensation and benefit levels for at least a one-year period. These may be evaluated in the future as operations are aligned to realize the full strategic potential of the combined SYNAVANT/Dendrite business.


21. IF I AM OFFERED A POSITION IN THE DENDRITE ORGANIZATION, WILL MY YEARS' SERVICE CARRY OVER TO DENDRITE?

    Yes.


Sale of SYNAVANT business to Dendrite v2             Privileged and Confidential
Q&A for Employees
May 9, 2003                                                                    6
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                                                     PRIVILEGED AND CONFIDENTIAL


22. WHAT HAPPENS IF I AM NOT OFFERED A POSITION IN THE DENDRITE ORGANIZATION?

    You will receive a severance package in accordance with the current SYNAVANT policy in your country.


23. IF I AM UNHAPPY ABOUT AN EQUIVALENT ROLE THAT I AM OFFERED IN DENDRITE, CAN I CHOOSE TO BE LAID-OFF?

    Every effort will be made to leverage effectively the tremendous talent in both the SYNAVANT and Dendrite organizations. We hope that all employees who have a role in the future organization will be excited about their potential to contribute to the growth of the company and realize their career aspirations. If you are offered an equivalent role in the Dendrite organization to the one that you do now, you may decline to join Dendrite; however this will be treated as a normal resignation. If you are offered a role that is deemed not to be equivalent in terms of responsibility or location or another parameter, this may be treated as a lay-off.


24. SYNAVANT DELAYED ITS 2003 SALARY INCREASES FOR SIX MONTHS. WILL DENDRITE HONOR THESE INCREASES?

    It is anticipated that these planned increases will be honored.


25. I HOLD SYNAVANT SHARES. WHAT HAPPENS TO MY SHARES ONCE THE TRANSACTION IS COMPLETED?

    You will


26. I HOLD SYNAVANT SHARES. I HAVE ALREADY TENDERED THEM TO THE CEGEDIM OFFER DATED APRIL 18, 2003. WHAT DO I DO NOW?

    The Cegedim offer is terminated therefore no action will be taken by Cegedim on the shares that you have tendered. You will have the same opportunity as other shareholders to tender your shares for $2.83 per share to Dendrite.


27. I HOLD SYNAVANT STOCK OPTIONS. WHAT HAPPENS TO MY STOCK OPTIONS ONCE THE TRANSACTION IS COMPLETED?

    This transaction constitutes a change in control so all stock options will vest immediately upon completion of the transaction. Option holders will receive the value of all "in the money" options. You will be sent details of how this will be done at the appropriate time.


28. CAN I CONTINUE TO TRADE SYNAVANT STOCK?

    You may trade SYNAVANT stock as long as you do not have access to material non-public information that would prevent you from trading in SYNAVANT shares. If you have any questions in this regard please contact Vincent Napoleon, SYNAVANT's Secretary and General Counsel.


29. WILL SYNAVANT'S SENIOR LEADERSHIP TEAM TRANSFER TO DENDRITE?

    This will be determined during the integration planning process.


Sale of SYNAVANT business to Dendrite v2             Privileged and Confidential
Q&A for Employees
May 9, 2003                                                                    7
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                                                     PRIVILEGED AND CONFIDENTIAL


30. WILL DENDRITE CONTINUE TO DEVELOP, MARKET AND SELL ALL SYNAVANT'S EXISTING IM AND CRM TECHNOLOGY SOLUTIONS AND SERVICES?

    Dendrite will honor the terms and conditions of all existing customer contracts for at least the life of the contract. In addition, as part of our transition and integration planning there will be a full assessment of the combined solution and service assets of the new organization. A key objective will be to develop a portfolio of novel, high value solutions and services for our customers.


31. WILL THE SYNAVANT CRM TECHNOLOGY SERVICES TEAMS START SELLING Dendrite's TECHNOLOGY AND DATA PRODUCTS, ESPECIALLY IN THOSE COUNTRIES WHERE THEY HAVE NOT YET GAINED TRACTION?

    This decision will be made by Dendrite after the closing of the transaction. We will use the combined resources of SYNAVANT and Dendrite to offer a range of high-value solutions and services to customers.


32. OUR TECHNOLOGY COMPETITORS MAY TRY TO ERODE CUSTOMER CONFIDENCE BY CLAIMING THAT IT IS IMPOSSIBLE FOR DENDRITE TO CONTINUE TO SUPPORT SO MANY DIFFERENT CRM TECHNOLOGIES. HOW DO WE COUNTER THIS?

    This is very easy for us to counter. SYNAVANT's current business model is built around providing services and this has become our core strength over the last couple years. This business model enables us to deliver services for multiple technologies and applications without incurring high infrastructure costs or diluting our capability and customer focus. This positions us well to continue to provide services for our current offerings as well as for those of Dendrite.


33. ARE WE STILL A SERVICES COMPANY?

    SYNAVANT's current business model is built around services and this has become our core strength over the last couple years. On the technology side, Dendrite has a different model; it develops its own CRM software. As part of the transition and integration planning, there will be an assessment of how these two models may work together.


34. WILL IMS HEALTH STILL HAVE ACCESS RIGHTS TO PHARBASE(SM)?

    Yes.


35. WHAT WILL BE DENDRITE'S STRATEGY MOVING FORWARD, AS IT RELATES TO SYNAVANT'S IM AND CRM TECHNOLOGY SERVICES AND CONSULTING BUSINESSES?

    Dendrite has been very impressed by the quality of our people, support services, facilities and operations. We expect, therefore, that Dendrite will wish to integrate as many of these attributes as possible into its organization.


36. HOW WILL CUSTOMER COMMUNICATIONS BE HANDLED?

    Customer communications messages and activities will be fully coordinated. These will comprise:


Sale of SYNAVANT business to Dendrite v2             Privileged and Confidential
Q&A for Employees
May 9, 2003                                                                    8
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                                                     PRIVILEGED AND CONFIDENTIAL


         - A letter from Wayne Yetter, SYNAVANT's Chairman and Chief Executive Officer to senior executives in all our customer and prospect companies

         - Face-to-face briefings by customer-facing teams with all key customers and prospects

         -  Presentation materials to help teams in their briefings

         - A customer Q&A to help our customer-facing teams answer any questions they may receive

    All materials will be available from your local manager and from SYNAVANT Global, our intranet.


37. WHAT HAPPENS TO OUR EXISTING CUSTOMER CONTRACTS?

    -   We expect existing customer contracts to continue after the transaction

            -  without disruption and

            -  without any change to their terms and conditions

    -   All customer contracts will transfer to Dendrite


38. HOW DO WE MANAGE NEW CUSTOMER PROPOSALS IN THE INTERIM PERIOD BEFORE THE TRANSACTION CLOSES?

    Prior to the closing of the transaction we must continue to operate our respective businesses independently. As the news is public that the entire SYNAVANT business will be acquired by Dendrite, this should form part of your discussion with the prospect. It is essential that you reassure the prospect that despite the imminent change in the ownership of our business, we are still able to offer these services and that Dendrite will continue to support them for at least the life of the contract.


39. WHAT HAPPENS TO OUR EXISTING ALLIANCES AND PARTNERSHIPS WITH THIRD PARTY COMPANIES?

    These alliances and partnerships should remain intact and transfer to Dendrite, but will be evaluated as part of the integration process.


40. WILL OUR STRATEGIC ALLIANCE WITH SIEBEL SYSTEMS TRANSFER TO DENDRITE?

    This will be a focus of discussions with Siebel.


41. WHAT WILL HAPPEN TO OUR EXISTING SIEBEL CUSTOMERS IF OUR STRATEGIC ALLIANCE DOES NOT TRANSFER TO DENDRITE?

    This will be a focus of discussions with Dendrite. We will still retain our Siebel knowledge and ability to service our customers in the short to medium term with limited negative impact for our customers.


42. WILL SYNAVANT'S US ORGANIZATION CONTINUE TO SELL ITS CRM TECHNOLOGY SERVICES TO NON-PHARMACEUTICAL COMPANIES?

    We expect this to continue but this will be reassessed in joint strategy evaluations during the integration process.


Sale of SYNAVANT business to Dendrite v2             Privileged and Confidential
Q&A for Employees
May 9, 2003                                                                    9
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                                                     PRIVILEGED AND CONFIDENTIAL


43. WHAT DO I DO IF I RECEIVE A CALL FROM THE MEDIA OR OTHER THIRD PARTIES (FOR EXAMPLE COMPETITORS, INVESTORS)?

    Employees should never speak with reporters, journalists, other media representatives, investors or competitors. Any communications you receive from the media or third parties, other than customers, should be directed immediately to:

    -   Mary Stuart, Vice President, Corporate Communications

    -   Telephone: +44 (0)1895 830615 or +1 404 841 4142

    -   Email: mstuart@synavant.com

    Employees should never speak with analysts or investors. These calls should be directed immediately to

    -   Cliff Farren, Chief Financial Officer

    -   Telephone: +1 404 841 5323

    -   Email: cfarren@synavant.com

   Customer calls should be directed to the appropriate commercial or account manager in your country.


44. WHAT DO I DO IF I HAVE A QUESTION THAT IS NOT ADDRESSED IN THIS DOCUMENT?

    - Your local senior manager will be able to respond to many of your questions

    -   Email your questions to: SYNAVANT Questions (questions@synavant.com)

    -   Fax your questions to Mary Stuart at +1 404 841 4161

    All questions will be answered as quickly as possible. All questions and answers will be added to the `Questions and Answers' page in the Transaction Center in the News Room on SYNAVANT Global. The Transaction Center is accessible via the home page. It would be helpful therefore if you would check this page on SYNAVANT Global first, before sending your question, as your question may have been answered already.


Sale of SYNAVANT business to Dendrite v2             Privileged and Confidential
Q&A for Employees
May 9, 2003                                                                   10